DC
No ACT
P.E. 12-11-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044053

February 8, 2007

Peter Wirth
Executive Vice President,
Chief Legal Officer and Corporate Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

Act: 1934
Section: ______
Rule: 14A-8
Public
Availability: 2/8/2007

Re: Genzyme Corporation
Incoming letter dated December 11, 2006

Dear Mr. Wirth:

This is in response to your letter dated December 11, 2006 concerning the shareholder proposal submitted to Genzyme by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

FEB 2 ? 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

432485

genzyme

Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617-252-7500

RECEIVED

1934 Act, Section 14(a)

RECEIVED
DEC 1 2 2006
OFFICE OF THE SECRETARY

December 11, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street NE
Washington, D.C. 20549

Re: *Genzyme Corporation* – Exclusion of Shareholder Proposal

Ladies and Gentleman:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), Genzyme Corporation, a Massachusetts corporation (the "Company"), respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended if the Company omits the shareholder submission described below from the Company's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2007 is expected to be on May 24, 2007.

Under a letter dated November 1, 2006, the American Federation of State, County and Municipal Employees Pension Plan ("AFSCME"), the purported holder of shares of the Company's common stock with a value in excess of $2,000, submitted for inclusion in the Company's 2007 Proxy Materials a proposal (the "Proposal") and a supporting statement (collectively, the "Submission"). The letter from AFSCME was received on or about November 1, 2006.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the Submission, attached as Exhibit A to this letter. The Company is simultaneously providing copies of this letter and its attachments to AFSCME. Also submitted herewith are six (6) paper copies of (1) the opinion of Ropes & Gray LLP, attorneys licensed and admitted to practice law in The Commonwealth of Massachusetts, (2) the Company's Restated Articles of Organization, (3) the Company's By-laws as in effect on the date of this letter, and (4) the referenced provisions of the Massachusetts Business Corporation Act.

The Proposal would purport to amend the By-laws of the Company to provide for the election of directors in uncontested elections by a majority of the votes cast, rather than by a plurality of votes cast as currently contemplated under the Company's By-laws and Massachusetts statutory law. Specifically, the Proposal would amend the By-laws to require directors newly elected or appointed (and every incumbent director now in office) to submit to the Secretary of the Company an "irrevocable resignation" to take effect upon "the failure to receive a majority of the votes cast in an uncontested election and the board of directors' acceptance of the resignation."

The Company believes that the Proposal may be excluded from its 2007 Proxy Materials pursuant to the following provisions of Regulation 14A:

(1) Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate Massachusetts law;

(2) Rule 14a-8(i)(6), because the Company lacks the legal power or authority to implement the Proposal under the Massachusetts Business Corporation Act and the Company's Restated Articles of Organization; and

(3) Rule 14a-8(i)(3), because the Submission contains statements that are false and misleading.

1. ***Rule 14a-8(i)(2): The Proposal is not Permissible under Massachusetts Corporate Law***

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if the proposal would cause the company to violate any state, federal or foreign law to which that company is subject.

The Proposal requests that the shareholders amend the Company's By-laws to provide for the election of directors in uncontested elections by a majority voting standard, rather than by the plurality standard that applies under the Company's existing By-laws and that serves as the default standard under the applicable Massachusetts statute, Section 7.28 of Massachusetts General Laws Chapter 156D. The Proposal seeks to accomplish this objective, however, by requiring all incumbent and all newly elected or appointed directors to execute an "irrevocable resignation" from office, to take effect "contingent upon the failure to receive a majority of the votes cast in an uncontested election and the board of directors' acceptance of the resignation." The requirement of an "irrevocable resignation" that takes effect only on certain conditions, including the board's "acceptance" of the resignation, violates Section 8.05(e) of Chapter 156D of the Massachusetts General Laws, the so called "holdover rule" in Massachusetts. Section 8.05(e) provides that, "[d]espite the expiration of a director's term, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors."

Simply put, the proposed by-law is flatly inconsistent with Section 8.05(e) and the public policy expressed by Section 8.05(e) and the current Company By-laws.

In similar contexts, the Staff has concurred that corporations could exclude shareholder proposals aimed at achieving majority voting in director elections where the proposals were inconsistent with state law. In *PG&E Corporation* (available February 14, 2006), for example, the Staff agreed that the registrant could exclude a proposal requiring director election by majority of the votes cast at an annual shareholders' meetings because the proposed by-law amendment conflicted with a California statute that predicated the election of directors on the "highest number of affirmative votes" cast. Similarly, in *Mattel, Inc.* (available February 27, 2005), the Staff agreed that the registrant could rely on Rule 14a-8(i)(2) to exclude a proposal recommending that the company's proxy materials permit shareholders to vote "AGAINST" a director, which conflicted with the plurality voting standard that then existed under Delaware law. *See also Goodyear Tire & Rubber Company* (available January 18, 2006).

Attached hereto as Exhibit B is the opinion of Ropes & Gray LLP regarding the conflict between the proposed by-law and the Massachusetts Business Corporation Law.

2. Rule 14a-8(i)(6): The Proposal is Beyond the Company's Legal Power to Implement

Rule 14a-8(i)(6) permits a registrant to exclude a shareholder proposal if the company lacks the power or authority to implement the proposal. The Proposal is beyond the power of the Company to implement because the by-law amendment would purport to effect the removal of directors from office in a manner inconsistent with the exclusive means for removing directors prescribed by the Company's Restated Articles of Organization. Since the shareholders may not by amendment to the By-laws trump the Company's primary organic document,[1] the proposal is outside of the Company's power to effect.

The Proposal's requirement that each director submits an "irrevocable resignation" that takes effect upon a failure to achieve a majority of the votes cast on its face purports to "remove" directors from office who do not meet the majority vote condition the Proposal erects. Under the Company's Restated Articles of Organization, however, and as authorized by Section 8.08 of the Massachusetts Business Corporation Act, directors may only be removed "for cause" at a "special meeting of the shareholders," which "shall be the exclusive method for the removal of directors." As a matter of statute, moreover, "cause" for purposes of removing directors is narrowly defined in Section 8.06(f)(2) of the Massachusetts Business Corporation Act; the definition does not encompass failure to receive a majority of votes cast for a director in an uncontested election. Consequently, the proposed by-law amendment to establish an alternative

1 The shareholders of a Massachusetts corporation lack the authority to unilaterally amend the Company's Restated Articles of Organization. Section 10.03 of the Massachusetts Business Corporation Act, like the corporation statutes of many jurisdictions, requires the board of directors to adopt an amendment to the articles of organization before submitting that amendment to the shareholders.

means for "removing" directors from office is inconsistent with the "exclusive" methodology for "removal" prescribed in the Company's Restated Articles of Organization.

The Staff has previously concurred with a registrant's exclusion of a shareholder proposal from its proxy materials when the company did not have the power or authority to implement the proposal. In *Xerox Corporation* (February 23, 2004), a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give shareholders the right to take action by written consent and to call special meetings. However, under the New York Business Corporation Law, the board of directors did not have the power or authority to amend the corporation's certificate of incorporation, absent the subsequent approval by the corporation's shareholders. In *Xerox Corporation*, the corporation could not implement the shareholder proposal because the corporation did not have the power or authority under the proper statute to take the requested actions. *See also, e.g., Burlington Resources Inc.* (February 7, 2003) (Staff granted the corporation's no-action request to exclude the proposal pursuant to Rule 14a-8(i)(6) under circumstances similar to those in *Xerox Corporation*).

The Staff has also consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. In *Alcide Corporation* (August 11, 2003), a shareholder proposal requested that the board of directors of a Delaware corporation ensure the election of directors who meet certain criteria. However, Delaware corporation law required that directors be elected by the shareholders. Therefore, the board in *Alcide Corporation* could not implement the proposal without violating Delaware law, and the Staff granted the corporation's no-action request to exclude the shareholder proposal pursuant to Rule 14a-8(i)(6). *See also, e.g., Xerox Corporation* (February 23, 2004) (proposal to require the board of directors to amend certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate New York law); *Burlington Resources Inc.* (February 7, 2003) (proposal to require the board of directors to amend certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate Delaware law).

3. Rule 14a-8(i)(3): The Submission is False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Submission resolves that the Company's shareholders act "pursuant to section 17 of chapter 156B of the Massachusetts General Laws and Article XII of the bylaws." By its terms, the Submission purports to cause action to be taken on the part of the shareholders under Section 17 of Chapter 156B.

The statute that the Proposal invokes does not apply to the Company. Although Genzyme Corporation was initially organized under the provisions of Chapter 156B, the

Massachusetts legislature superseded Chapter 156B effective July 1, 2004 by enacting a new Business Corporation Act, codified at Mass. Gen. Laws ch. 156D. *See* 2003 Mass. Acts 127. Section 17.01 of the new Act made the provisions of Mass. Gen. Laws ch. 156B inapplicable to the Company. By representing to shareholders that they may take action under a statute that is not applicable to the Company, the Submission is materially false and misleading.

In precisely analogous circumstances, the Staff has concurred in registrants' decisions to exclude proposals under Rule 14a-3(i)(3) where the effect of citation to an inapplicable statute rendered proposals or supporting statements false or misleading. *State Street Corporation* (available March 1, 2005), presented an identical situation. In *State Street*, the proponent's proposal purported to request shareholder action under Section 50A of Mass. Gen. Laws ch. 156B, which had been recodified at Section 8.06 of Mass. Gen. Laws. Ch. 156D. Because the proposal by its terms invoked a statute that was no longer applicable to State Street, even though the successor statute was verbatim identical, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3). The Submission was simply based upon a false premise that made it materially misleading to shareholders.

Based on the foregoing, the Company respectfully requests that the Staff of the Division of Corporation Finance concur that no enforcement action will be recommended if the Company omits the Proposal from its 2007 proxy materials for the reasons described above.

Should you have any questions or require further information, please contact me at (617) 768-6882 or Paul Kinsella at Ropes & Gray LLP at (617) 951-7000. The Company's fax number is (617) 768-9594. Ropes & Gray's fax number is (617) 951-7050. The Company agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company by facsimile.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Sincerely,

Peter Wirth
Executive Vice President,
Chief Legal Officer and Corporate Secretary

Enclosures

c.c. Charles Jurgonis, American Federation of State, County and Municipal Employees Pension Plan
Jodie Vasily Cioffi, Genzyme Corporation
Paul Kinsella, Ropes & Gray LLP

Exhibit A

[Shareholder Proposal]

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 1, 2006

VIA Overnight Mail and Telecopier (617) 252-7600
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
Attention: Peter Wirth, Executive Vice President, Chief Legal Officer
and Corporate Secretary

Dear Mr. Wirth:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Genzyme Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 1,700 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED that pursuant to section 17 of chapter 156B of the Massachusetts General Laws and Article XII of the bylaws, the shareholders of Genzyme Corporation ("Genzyme") amend the bylaws to replace the first sentence of Article II section 3, which currently states, "The directors shall be elected in the manner provided in the articles of organization, by such shareholders as have the right to vote thereon," with the following:

"The directors shall be elected in the manner provided in the articles of organization, by such shareholders as have the right to vote thereon. In an election in which the number of directors to be elected exceeds or equals the number of nominees (an uncontested election), directors shall be elected by a majority of the votes cast (votes "for" divided by the sum of votes "for" and "withheld"). Upon first election to the board of directors (or, in the case of persons who are directors at the time this bylaw becomes effective, as soon as practicable following such effectiveness), each director shall submit to the secretary an irrevocable resignation contingent upon the failure to receive a majority of the votes cast in an uncontested election and the board of directors' acceptance of the resignation. If the number of nominees exceeds the number of directors to be elected in an election, the directors shall be elected by a plurality of the votes cast."

SUPPORTING STATEMENT

Currently, Genzyme uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. In uncontested elections, the plurality standard means that a nominee who did not receive support from a majority of votes cast would nonetheless be elected.

Section 7.28 of chapter 156D of the General Laws of Massachusetts, where Genzyme is incorporated, allows a corporation to deviate from the plurality vote standard by establishing a different standard in its charter or bylaws. (Genzyme's charter and bylaws do not specify any vote standard for director election.) This proposal would amend Genzyme's bylaws to require directors in uncontested elections to be elected by a majority of votes cast at a meeting.

To deal with the "holdover rule," which provides that an incumbent director remains in office despite her failure to receive the required number of votes until she dies, resigns, retires or is removed or her successor is elected and qualified, this bylaw would require that directors tender, upon first election to the board (or in the case of directors on the board at the time this bylaw becomes effective, as soon as practicable following such effectiveness), an irrevocable resignation contingent on not receiving the voting support required by this bylaw.

A growing number of shareholders support a majority voting standard for director elections. In the 2006 proxy season, support for proposals urging a majority vote standard averaged 48 percent, with 35 proposals receiving majority support (source: Institutional Shareholder Services).

We urge shareholders to support this proposal.

Exhibit B

[Opinion of Ropes & Gray LLP]

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

December 11, 2006

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142

Attention: Mr. Henri A. Termeer, Chairman of the Board of Directors
Senator Connie Mack, Chairman of the Nominating & Corporate Governance Committee

Re: Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees Pension Plan

Ladies and Gentlemen:

We have acted as counsel to Genzyme Corporation, a Massachusetts corporation (the "Company"), in connection with a proposal (the "Proposal") submitted, under cover of a letter dated November 1, 2006, by the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent") for inclusion in the Company's proxy statement and proxy for the Company's 2007 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under Chapter 156D of the Massachusetts General Laws (the "Business Corporation Act") and the Company's Restated Articles of Organization.

For the purpose of rendering our opinion expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Articles of Organization of the Company, as filed with the Secretary of State of The Commonwealth of Massachusetts on May 25, 2006; (ii) the By-laws of the Company, as in effect of the date of this letter; and (iii) the Proposal and its supporting statement.

We have assumed that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.

If the resolution made part of the Proposal were to be adopted by the requisite shareholder vote, the Company's By-laws would be amended to provide that, "[u]pon first election to the board of directors (or, in the case of persons who are directors at the time this bylaw becomes effective, as soon as practicable following such effectiveness), each director shall submit to the secretary an irrevocable resignation contingent upon the failure to receive a majority of the votes cast in an uncontested election and the board of directors' acceptance of the resignation." Thus, the

Proposal's by-law amendment would require each director to submit a resignation that such director could not revoke, notwithstanding changes in circumstances arising before the conditions to the effectiveness of that resignation occur.

Implementation of the Proposal's by-law amendment would conflict with Massachusetts corporate law in two ways. First, the Proposal's requirement that a director's "irrevocable resignation" take effect upon the failure to achieve a majority of the votes cast at an annual meeting in an uncontested election is inconsistent with Section 8.05(e) of the Business Corporation Act, which sets forth the Massachusetts version of the so-called "hold-over rule." Section 8.05(e) provides, in relevant part, that "[d]espite the expiration of a director's term, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors."

Second, the proposal is inconsistent with existing provisions of the Company's Restated Articles of Organization. The Proposal's requirement that each director submit an "irrevocable resignation" that takes effect upon the failure to achieve a majority of the votes cast at an annual meeting operates to "remove" directors from office who do not meet the majority vote condition the Proposal would erect. Under the Company's Restated Articles of Organization, and as authorized by Section 8.08 of the Business Corporation Act, Company directors may only be removed "for cause" at a "special meeting of the shareholders," which "shall be the exclusive method for the removal of directors." "Cause" for removing directors is defined in Section 8.06(f)(2) of the Business Corporation Act, and that definition does not encompass the failure to receive a majority of votes cast in an uncontested election.

Based on the foregoing, we are of the opinion that (1) the Proposal's bylaw amendment would contravene the Business Corporation Act and the Company's Restated Articles of Organization, and (2) the Proposal is not a proper subject for action by the shareholders at the Company's 2007 annual meeting of shareholders.

The foregoing opinion is limited to the laws of The Commonwealth of Massachusetts. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Ropes & Gray LLP

Ropes & Gray LLP

Exhibit C

[Articles of Organization]

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Exhibit 3.1

The Commonwealth of Massachusetts
William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

Restated Articles of Organization

(General Laws Chapter 156D, Section 10.07; 950 CMR 113.35)

(1) Exact name of corporation: Genzyme Corporation 061047163

(2) Registered office address: 500 Kendall Street, Cambridge, MA 02142
(number, street, city or town, state, zip code)

(3) Date adopted: May 25, 2006
(month, day, year)

(4) Approved by:
(check appropriate box)

☐ the directors without shareholder approval and shareholder approval was not required;

OR

☒ the board of directors and the shareholders in the manner required by G.L. Chapter 156D and the corporation's articles of organization.

(5) The following information is required to be included in the articles of organization pursuant to G.L. Chapter 156D, Section 2.02 except that the supplemental information provided for in Article VIII is not required:*

ARTICLE I
The exact name of the corporation is:

Genzyme Corporation

ARTICLE II

Unless the articles of organization otherwise provide, all corporations formed pursuant to G.L. Chapter 156D have the purpose of engaging in any lawful business. Please specify if you want a more limited purpose:**

* *Changes to Article VIII must be made by filing a statement of change of supplemental information form.*

** *Professional corporations governed by G.L. Chapter 156A and must specify the professional activities of the corporation.*

ARTICLE III

State the total number of shares and par value, *if any, of each class of stock that the corporation is authorized to issue. All corporations must authorize stock. If only one class or series is authorized, it is not necessary to specify any particular designation.

Without Par Value		With Par Value		
Type	Number of Shares	Type	Number of Shares	Par Value
		Common	690,000,000	$ 0.01
		Preferred	10,000,000	$ 0.01

ARTICLE IV

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

See Attachment IV for Description of Capital Stock

ARTICLE V

The restrictions, if any, imposed by the articles or organization upon the transfer of shares of any class or series of stock are:

None

ARTICLE VI

Other lawful provisions, and if there are no such provisions, this article may be left blank.

See Attachment VI for Other Lawful Provisions

Note: The preceding six (6) articles are considered to be permanent and may be changed only by filing appropriate articles of amendment.

* *G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.*

ARTICLE VII

The effective date of organization of the corporation is the date and time the articles were received for filing if the articles are not rejected within the time prescribed by law. If a later effective date is desired, specify such date, which may not be later than the 90th day after the articles are received for filing:

It is hereby certified that these restated articles of organization consolidate all amendments into a single document. If a new amendment authorizes an exchange, or effects a reclassification or cancellation, of issued shares, provisions for implementing that action are set forth in these restated articles unless contained in the text of the amendment.

Specify the number(s) of the article(s) being amended: Articles II, IV, VI

Signed by: /s/ Peter Wirth

(signature of authorized individual)

☐ Chairman of the board of directors,

☐ President,

☒ Other officer,

☐ Court–appointed fiduciary,

on this 25th day of May, 2006.

DESCRIPTION OF CAPITAL STOCK

A. AUTHORIZED CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall be authorized to issue is seven hundred million (700,000,000) shares, consisting of six hundred ninety million (690,000,000) shares of Common Stock, $.01 par value per share (the "Common Stock") and ten million (10,000,000) shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). The board of directors, at any time or from time to time may reclassify any unissued shares of any class or series of capital stock into one or more existing or new classes or series.

B. DESCRIPTION OF COMMON STOCK

The holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters requiring action by the shareholders or submitted to the shareholders for action, except as may be provided herein, as may be associated with any series of Preferred Stock, or as may be otherwise required by law. Each share of Common Stock shall entitle the holder thereof to one vote.

Subject to the terms of any outstanding series of Preferred Stock, the holders of outstanding shares of Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by the Board of Directors.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the net assets of the Corporation, after the Corporation shall have satisfied or made provision for its debts and obligations and for payment to the holders of shares of any series of Preferred Stock having preferential rights to receive distributions of the net assets of the Corporation.

C. DESCRIPTION OF THE PREFERRED STOCK

1. *Undesignated Preferred Stock.* Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors may determine, in whole or in part, the number, preferences, limitations or relative rights of any such series before the issuance of any shares of that series.

2. *Terms of The Series A Junior Participating Preferred Stock.*

(a) *Authorized Amounts and Designations.* Three million (3,000,000) shares of Preferred Stock of the Corporation are designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). To the extent legally permitted, such number of shares may be increased or decreased by vote of the Board of Directors, *provided* that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares of such series then outstanding plus the number of shares of such series reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

(b) *Series A Preferred Stock. A* description of the Series A Preferred Stock and a statement of its preferences, voting powers, qualifications and special or relative rights or privileges is as follows:

(1) *Dividends and Distributions.*

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of all shares of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend on shares of Common Stock payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall declare or pay any dividend on shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in Section IV.C.2(b)(1)(A) immediately after it declares a dividend or distribution on any shares of Common Stock (other than a dividend payable in shares of Common Stock), *provided* that, in the event no dividend or distribution shall have been declared on Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

(2) *Voting Rights.* The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall declare or pay any dividend on any shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any vote of the Board of Directors of the Corporation creating a series of Preferred Stock, or by law, the holders of shares of Series A Preferred Stock and the holders of all shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one series on all matters submitted to a vote of shareholders of the Corporation.

(C) Except as set forth herein or as otherwise provided by law, holders of Series A Preferred Stock shall have no voting rights.

(3) *Liquidation, Dissolution or Winding Up.* Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall declare or pay any dividend on shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(4) *Consolidation, Merger, Etc.* In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall declare or pay any dividend on any shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(5) *Certain Restrictions.*

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem, purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, *provided* that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the

Corporation could, under Section IV.C.2(c)(1)(A) purchase or otherwise acquire such shares at such time and in such manner.

(6) *Reacquired Shares.* Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as shares of the same series of Preferred Stock or as part of a new series of Preferred Stock, subject to the conditions and restrictions on issuance set forth herein, in any vote of the Board of Directors of the Corporation creating a series of Preferred Stock, or as otherwise required by law.

(7) *Redemption.* The shares of Series A Preferred Stock shall not be redeemable.

(8) *Rank.* The Series A Preferred Stock shall rank equally with respect to the payment of dividends and the distribution of assets together with any other series of the Corporation's Preferred Stock that specifically provide that they shall rank equally with Series A Preferred Stock. The Series A Preferred Stock shall rank junior with respect to the payment of dividends and the distribution of assets to all series of the Corporation's Preferred Stock that specifically provide that they shall rank prior to the Series A Preferred Stock. Nothing herein shall preclude the Board from creating any series of Preferred Stock ranking on a parity with or prior to the Series A Preferred Stock as to the payment of dividends or the distribution of assets.

(9) *Amendment.* The Articles of Organization of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the holders of Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two–thirds of the Series A Preferred Stock, voting together as a single series.

(10) *Fractional Shares.* The Series A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of the Series A Preferred Stock.

OTHER LAWFUL PROVISIONS

A. BOARD OF DIRECTORS

1. *Election.* The directors currently are divided into three classes, as nearly equal in number as the total number of directors constituting the entire Board permits. Directors shall serve until their respective successors shall be elected and qualified, subject to prior death, resignation, retirement or removal. At the 2006 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for terms expiring at the 2009 annual meeting of shareholders; at the 2007 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for terms expiring at the 2008 annual meeting of shareholders; and at the 2008 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for terms expiring at the 2009 annual meeting of shareholders. Thereafter all directors shall be elected for terms expiring at the next annual meeting of shareholders and until their successors shall be elected and qualified, subject to prior death, resignation, retirement or removal. In no event will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the election, terms of office and other features of such directorships shall be governed by the terms of the vote establishing such series.

2. *Vacancies.* Except as otherwise determined by the Board of Directors in establishing a series of Preferred Stock as to directors elected by holders of such series, any vacancies in the Board of Directors, including a vacancy resulting from the enlargement of the Board of Directors, shall be filled by the directors then in office, though less than a quorum. Each director chosen to fill a vacancy not resulting from an enlargement of the Board of Directors shall be elected to complete the term of office of the director who is being succeeded and until a successor shall be elected and qualified, subject to prior death, resignation, retirement or removal. In the case of a vacancy resulting from the enlargement of the Board of Directors, the director shall be elected for a term expiring at the next annual meeting of shareholders and until a successor shall be elected and qualified, subject to prior death, resignation, retirement or removal.

3. *Removal.* Except as otherwise determined by the Board of Directors in establishing a series of Preferred Stock as to directors elected by holders of such series, at any special meeting of the shareholders called at least in part for the purpose, any director or directors may, by the affirmative vote of the holders of at least a majority of the stock entitled to vote for the election of directors, be removed from office for cause. The provisions of this subsection shall be the exclusive method for the removal of directors.

B. SHAREHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS

The Corporation, by vote of a majority in interest of the stock outstanding and entitled to vote thereon may approve (i) any amendment to these Articles of Organization, (ii) the sale, lease, exchange, or other disposal of all or substantially all of the Corporation's property, (iii) a merger or consolidation of the Corporation with or into any other entity; or (iv) a share exchange with any other entity, in each case, so long as such amendment, sale, lease, exchange, disposal, merger, consolidation, or share exchange shall have been approved by the Board of Directors. This provision is not intended to, and shall not, create a requirement to obtain shareholder approval for transactions that do not require shareholder approval under applicable Massachusetts corporation law.

C. ADDITIONAL PROVISIONS

1. No contract or other transaction of this Corporation with any other person or entity shall be affected or invalidated by the fact that (i) this Corporation is a shareholder or partner in such other corporation, association, or partnership, or (ii) any one or more of the officers or directors of this Corporation is an officer, director or partner of such other corporation, association or partnership, or (iii) any officer or director of this Corporation, individually or jointly with others, is a party to or is interested in such contract or transaction. Any director of this Corporation may be counted in determining the existence of a quorum at any meeting of the board of directors for the purpose of authorizing or ratifying any such contract or transaction, and may vote thereon, with like force and effect as if he were not so interested or were not an officer, director, or partner of such other corporation, association, or partnership.

2. The bylaws may provide that the directors may make, amend, or repeal the bylaws in whole or in part, except with respect to any provision thereof which by law, these Articles of Organization, or the bylaws requires action by the shareholders.

3. A director shall not be liable to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under Massachusetts corporation law, as in effect when such liability is determined. No amendment or repeal of this provision shall deprive a director of the benefits hereof with respect to any act or omission occurring prior to such amendment or repeal.

COMMONWEALTH OF MASSACHUSETTS

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108–1512

Restated Articles of Organization

(General Laws *Chapter 156D, Section 10.07; 950* CMR 113.35)

I hereby certify that upon examination of these restated articles of organization, duly submitted to me, it appears that the provisions of the General Laws relative to the organization of corporations have been complied with, and I hereby approve said articles; and the filing fee in the amount of $500 having been paid, said articles are deemed to have been filed with me this 25th day of May, 2006, at 2:48 p.m.

Effective date: ______________________________

(must be within 90 days of date submitted)

/s/ WILLIAM FRANCIS GALVIN
WILLIAM FRANCIS GALVIN
Secretary of the Commonwealth

Filing fee: Minimum filing fee $200, plus $100 per article amended, stock increases $100 per 100,000 shares, plus $100 for each additional 100,000 shares or any fraction thereof.

TO BE FILLED IN BY CORPORATION
Contact Information:

Genzyme Corporation
500 Kendall Street, Cambridge, MA 02142
Attn: Peter Wirth, Secretary
Telephone: 617–252–7500
Email:

Upon filing, a copy of this filing will be available at www.sec.state.ma.us/com. If the document is rejected, a copy of the rejection sheet and rejected document will be available in the rejected queue.

Exhibit D

[Bylaws]

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Exhibit 3.1

Amended and Restated effective July 1, 2004

BY-LAWS

of

GENZYME CORPORATION

ARTICLE I

Meetings of Shareholders

Section 1. Place. Meetings of the shareholders shall be held at the principal office of the corporation in Massachusetts or at such other place as may be determined by the board of directors or an officer designated by the board of directors and identified in the notice to shareholders of such meeting.

Section 2. Annual Meetings. The annual meeting of the shareholders shall be held on the fourth Thursday of May or on such other date determined by the board of directors and shall be at such time and place as the board of directors or an officer designated by the board of directors shall determine.

Section 3. Special Meetings. Special meetings of the shareholders may be called only by the president *or* by the board of directors, and shall be called by the secretary or, in case of the death, absence, incapacity or refusal of the secretary, by any other officer, if the secretary receives written demands for a meeting describing the purposes for which such meeting is to be held signed and dated by holders of at least 90% (or such lesser percentage as may be required by law) of all the votes entitled to be cast on any issue to be considered at the proposed special meeting.

Section 4. Notice. A written notice of the date, place and time of each meeting of shareholders describing the purposes of the meeting shall be given by the secretary or an assistant secretary (or by any other officer who is authorized to provide notice of such meeting) no fewer than 7 nor more than 60 days before the meeting date to each shareholder entitled to vote thereat and to each other shareholder to whom the corporation is required to provide such notice by deposit in the United States mail, postage prepaid, and addressed to such shareholder at the shareholder's address as it appears in the records of the corporation, or by electronic transmission directed to such shareholder in such manner as the shareholder shall have specified to the corporation, including by facsimile transmission, electronic mail or posting on an electronic network. Notwithstanding the foregoing, in the case of any special meeting called upon the written demands of shareholders, such meeting shall be scheduled not less than 60 days nor more than 90 days after the date on which the secretary has received sufficient demands to require that such meeting be called and written notice thereof shall be given in accordance with the preceding sentence within 30 days after receipt of such demands. Whenever notice of a meeting is required to be given to a shareholder under applicable law, the articles of organization or these by-laws, a written waiver thereof, executed before or after the meeting by such shareholder and filed with the records of the meeting, shall be deemed equivalent to such notice. In addition, any shareholder who attends the meeting (a) without objecting to holding the meeting or transacting business at the meeting at the beginning of the meeting or promptly upon the shareholder's arrival or who thereafter votes for or assents to action taken at the meeting waives objection to lack of notice or defective notice of the meeting or (b) without objecting to the consideration of a particular matter when it is presented waives objection that the matter is not within the purposes described in the notice for such meeting.

Section 5. Shareholder Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at any annual or special meeting. Nominations of persons for election as directors may be made by or at the direction of the board of directors (including through a committee delegated such function), or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this section. Such nominations, other than those made by or at the direction of the board of directors, shall be made pursuant to timely notice in writing to the chairman of the board, if any, the president or the secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation the earlier of: (a) not less than 90 days nor more than 120 days prior to the anniversary date of the prior year's annual meeting; *provided, however,* that this subsection (a) shall not apply if (i) there was no annual meeting in the prior year or (ii) the date of the current year's annual meeting is more than 30 days from the anniversary date of the prior year's annual meeting; or (b) 60 days prior to the annual meeting; *provided, however,* that (except as to an annual meeting held on the date specified in these by-laws, such date not having been changed since the last annual meeting), if less than 65 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was deposited in the United States mail or sent by electronic transmission or such public disclosure was made. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor regulation thereto; and (b) as to the shareholder giving the notice: (i) the name and record address of such shareholder and (ii) the class and number of shares of capital stock of the corporation which are beneficially owned by such shareholder. No person shall be eligible for election as a director at any annual or special meeting of shareholders unless nominated in accordance with the procedures set forth herein.

The chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedures, and, if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

Section 6. Advance Notice of Shareholder-Proposed Business at Annual Meetings. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be brought properly before an annual meeting, business must be specified in the notice with respect to such meeting contemplated by Section 4 of this Article I (or any supplement thereto) or otherwise properly brought before the meeting by or at the direction of the board of directors. In addition to any other applicable requirements, for business to be brought properly before an annual meeting by a shareholder, the shareholder must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor rule thereto, and, pursuant to such rule, have had such business included in the notice with respect to such meeting.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this section, *provided, however,* that nothing in this section shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting in accordance with said procedure.

The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this section, and if the chairman should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 7. Quorum. Except as otherwise provided by law or by the articles of organization or by these by-laws, at any meeting of shareholders, a majority of the votes entitled to be cast on a matter by a voting group shall constitute a quorum with respect to that voting group for action on that matter.

Though less than a quorum is present, any meeting may be adjourned from time to time without further notice until a quorum is secured.

Section 8. Action by Vote. With respect to each voting group, when a quorum is present at any meeting with respect to a matter, a plurality of the votes properly cast for election of a director shall effect such election and, upon any matter other than an election of a director, votes properly cast in the voting group favoring the matter exceeding the votes properly cast in the voting group opposing the matter shall constitute favorable action on the matter, except when a larger number of affirmative votes is required by law, the articles of organization or these by-laws or when the board of directors requires a larger aggregate number of affirmative votes upon such matter (to the extent permitted by law).

Section 9. Voting. Shareholders entitled to vote shall have one vote for each share of stock entitled to vote held by them of record according to the records of the corporation, unless otherwise provided by the articles of organization. Absent special circumstances, the corporation, except in a fiduciary capacity, shall not, directly or indirectly, vote any shares of its own stock. Shareholders may vote in person or by proxy.

Section 10. Action by Consent. Except as otherwise required by law, any action required or permitted to be taken by the shareholders may be taken without a meeting if evidenced by consents signed by all shareholders entitled to vote on the matter.

ARTICLE II

Officers and Directors

Section 1. Enumeration. The corporation shall have a board of directors consisting of not less than three directors, except that whenever there shall be fewer than three shareholders, the number of directors may be less than three but in no event less than the number of shareholders. The number of directors shall be fixed by the board of directors and may be enlarged at any time by vote of a majority of the directors then in office. The officers of the corporation shall be a president, a treasurer, a secretary and such other officers as the board of directors may from time to time appoint.

Section 2. Qualifications. Directors and officers need not be shareholders. No officer need be a director. Two or more offices may be held by the same person.

Section 3. Election. The directors shall be elected in the manner provided in the articles of organization, by such shareholders as have the right to vote thereon. The board of directors at their annual meeting shall appoint a president, a treasurer and a secretary, and may at any time appoint such other officers as the board shall determine.

Section 4. Removal. Directors may be removed from office only as provided in the articles of organization. Officers may be removed from their respective offices with or without cause by the board of directors.

Section 5. Resignation. Resignations by directors shall be given in writing to the board of directors, the chairman of the board or the corporation. Resignations by officers shall be given in writing to the corporation. Each such resignation shall be effective upon receipt unless specified to be effective at some other time acceptable to the board of directors.

Section 6. Vacancies. Continuing directors may act despite a vacancy or vacancies in the board of directors and shall for this purpose be deemed to constitute the full board of directors. Any vacancy in the board of directors, however occurring, including a vacancy resulting from the enlargement of the board of directors, shall be filled by the directors then in office, though less than a quorum.

ARTICLE III

Meeting of the Directors

Section 1. Regular Meetings. Regular meetings of the board of directors may be held without notice at such times and places as the board of directors may fix. An annual meeting of the board of directors *may* be held in each year immediately after and at the place of the meeting at which directors are elected by shareholders.

Section 2. Special Meetings. Special meetings of the board of directors may be held at any time and at any place designated in the notice of the meeting, when called by the chairman of the board, if any, the president, the secretary or by two or more directors.

Section 3. Notice. No notice need be given for a regular or annual meeting of the board of directors. Two days' notice shall be given for a special meeting unless waived. A notice or waiver of notice need not specify the purpose of the meeting. Notice of a meeting need not be given to any director if a waiver of notice, signed by the director before or after the meeting, or delivered by means of electronic transmission, is filed with the minutes, or to any director who attends the meeting without objecting to holding the meeting or transacting business at the meeting at the beginning of the meeting or promptly upon the director's arrival or who thereafter votes for or assents to action taken at the meeting.

Section 4. Quorum. A majority of the directors then in office shall constitute a quorum, but a smaller number may make a determination pursuant to Section 8.55 or Section 8.56 of chapter 156D of the Massachusetts General Corporation Act that indemnification is permissible in a specific proceeding. In addition, though less than a quorum is present, the chairman of the board, if any, or a majority of the votes cast on the question may adjourn a meeting finally or from time to time without further notice until a quorum is secured. If a quorum is present, a majority of the directors present may take any action on behalf of the board of directors unless a different number is required by law, the articles of organization or these by-laws.

Section 5. Action by Consent. Any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all the directors consent to the action in writing or by means of electronic transmission and the consents are filed with the records of the meetings of board of directors. Such consents shall be treated for all purposes as votes at a meeting.

Section 6. Committees. The board of directors may create committees of the board of directors and may delegate to such committees some or all of the powers of the board of directors to the extent permitted by law. Except as the board of directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the board of directors or in such rules, its business shall be conducted as nearly as practical in the same manner as is provided by these by-laws for the board of directors. The board of directors shall have the power at any time to fill vacancies in any such committee, to change its membership or to discharge the committee.

ARTICLE IV

Powers and Duties of Directors and Officers

Section 1. Directors. The business and affairs of the corporation shall be managed under the direction of the board of directors, which may exercise all powers of the corporation as are not by law, by the articles of organization or by these by-laws required to be otherwise exercised. The board of directors may from time to time, to the extent permitted by law, delegate any of its powers to committees, officers, attorneys or agents of the corporation, subject to such limitations as the board of directors may impose.

Section 2. Chairman and President. The board of directors may appoint a chairman of the board who, unless otherwise determined by the board of directors, shall, when present, preside at meetings of the board of directors and shall have such other powers and duties as customarily belong to the office of chairman of the board or as may be designated from time to time by the board of directors. The president shall be the chief executive officer of the corporation, unless the board of directors designates another officer, in which event the president shall, unless the board of directors otherwise determines, be the chief operating officer. The chief executive officer shall, subject to the direction of the board of directors, have general supervision and control of the business of the corporation. Except as provided above regarding the chairman of the board and unless the board of directors specifies otherwise, the chief executive officer shall preside at all meetings of shareholders and of the board of directors at which the chief executive officer is present. The president and the chief executive officer shall perform such other duties and shall have such other powers as the board of directors may designate from time to time.

Section 3. Treasurer. Except as the board of directors shall otherwise determine, the treasurer shall be the chief financial and accounting officer of the corporation and shall have such other powers and duties as customarily belong to the office of treasurer or as may be designated from time to time by the board of directors or by the president.

Section 4. Secretary. The secretary and any assistant secretaries shall have responsibility for preparing, or overseeing the preparation of, minutes of shareholders' and board of directors' meetings and for authenticating, or overseeing the authentication of, records of the corporation.

Section 5. Other Officers. Other officers of the corporation, if any, shall have such powers, duties and titles as may be designated from time to time by the board of directors or by the president.

ARTICLE V

Employment Contracts

The corporation may enter into employment contracts authorized by the board of directors extending beyond the terms of the directors. An employment contract shall be valid despite any inconsistent provision of these by-laws relating to terms of officers and removal of officers with or without cause but shall not affect the authority of the board of directors to remove officers. Any removal or failure to reappoint an officer shall be without prejudice to the officer's contract rights, if any.

ARTICLE VI

Indemnification of Directors and Officers

The corporation shall indemnify its directors and the officers that have been appointed by the board of directors to the fullest extent permitted by law, and may indemnify such other employees as are identified by the board of directors.

ARTICLE VII

Stock and Transfer Books

The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. The corporation for all purposes may conclusively presume that the registered holder of a stock certificate is the absolute owner of the shares represented thereby and that the stockholder's record address is the stockholder's correct address.

ARTICLE VIII

Share Certificates

The board of directors may authorize the issue without certificates of some or all of the shares of any or all of the corporation's classes or series of stock. Except to the extent the board of directors has determined to issue shares without certificates, a shareholder shall be entitled to a certificate stating the number, the class and the designation of the series, if any, of the shares the certificate represents, in such form as shall, in conformity with law, be prescribed from time to time by the board of directors. Such certificate shall be signed (a) by the chairman of the board, the president or a vice president and (b) by the treasurer or an assistant treasurer or the secretary or an assistant secretary. Such signatures may be facsimiles. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate shall be nevertheless valid.

ARTICLE IX

Seal and Fiscal Year

The seal shall be circular in form with the name of the corporation around the periphery and words and figures "Incorporated 1991 Massachusetts" within. The fiscal year shall be fixed from time to time by the board of directors.

ARTICLE X

Massachusetts Control Share Acquisition Act

The provisions of Chapter 110D of the Massachusetts General Laws shall not apply to the corporation.

ARTICLE XI

Execution of Documents

Except as the board of directors may generally or in particular cases authorize the execution thereof in some manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the corporation shall be signed by the chairman of the board, if any, the president, a vice president or the treasurer.

ARTICLE XII

Amendment of By-Laws

These by-laws may be amended, altered or repealed in whole or in part, and new by-laws may be adopted, by the shareholders, in each case, by votes cast in favor of such action representing a majority of the votes entitled to be cast on the matter. The board of directors may also make, amend or repeal these by-laws in whole or in part, except with respect to any provision that by law, the articles of organization or these by-laws requires action by the shareholders. Not later than the time of giving notice of the meeting of shareholders next following the making, amending or repealing by the board of directors of any by-law, notice thereof stating the substance of the action taken by the board of directors shall be given to all shareholders entitled to vote on amending the by-laws.

Exhibit E

[Referenced Provisions of the Massachusetts Business Corporation Act]

ANNOTATED LAWS OF MASSACHUSETTS

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 7
Subdivision B. Voting

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ALM GL ch. 156D, § 7.28 (2006)

§ 7.28. Voting for Directors; Cumulative Voting.

(a) Unless otherwise provided in the articles of organization or bylaws, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

(b) Shareholders do not have a right to cumulate their votes for directors unless the articles of organization so provide.

(c) A statement included in the articles of organization that "a designated voting group of shareholders are entitled to cumulate their votes for directors", or words of similar import, means that the shareholders designated are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 8
Subdivision A. Board of Directors

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ALM GL ch. 156D, § 8.05 (2006)

§ 8.05. Terms of Directors Generally.

(a) The terms of the initial directors of a corporation shall expire at the first shareholders' meeting at which directors are elected.

(b) The terms of all directors shall expire at the next annual shareholders' meeting following their election unless their terms are staggered under section 8.06.

(c) A decrease in the number of directors does not shorten an incumbent director's term.

(d) Unless otherwise provided in the articles of organization or a bylaw adopted by shareholders or required by section 8.06(e), the term of a director elected to fill a vacancy shall expire at the next shareholders' meeting at which directors are elected.

(e) Despite the expiration of a director's term, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the number of directors.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

ANNOTATED LAWS OF MASSACHUSETTS

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 8
Subdivision A. Board of Directors

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ALM GL ch. 156D, § 8.06 (2006)

§ 8.06. Staggered Terms for Directors.

(a) The articles of organization may provide for staggering the terms of directors by dividing the total number of directors into 2 or 3 groups, with each group containing 1/2 or 1/3 of the total, as near as may be. In that event, the terms of directors in the first group expire at the first annual shareholders' meeting after their election, the terms of the second group expire at the second annual shareholders' meeting after their election, and the terms of the third group, if any, expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of 2 years or 3 years, as the case may be, to succeed those whose terms expire.

(b) Except as provided in subsection (c) and notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, the terms of the directors of a public corporation shall be staggered by dividing the number of directors into 3 groups, as nearly equal in number as possible; the term of office of those of the first group, "Class I Directors", to continue until the first annual meeting following the date such public corporation becomes subject to this subsection and until their successors are elected and qualified; the term of office of those of the second group, "Class II Directors", to continue until the second annual meeting following the date the public corporation becomes subject to this subsection and until their successors are elected and qualified; and the term of office of those of the third group, "Class III Directors", to continue until the third annual meeting following the date such public corporation becomes subject to this subsection and until their successors are elected and qualified. At each annual meeting of a public corporation subject to this subsection, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term continuing until the annual meeting held in the third year following the year of their election and until their successors are elected and qualified. On or before the date on which a public corporation first convenes an annual meeting following the time at which the public corporation becomes subject to this subsection, the board of directors of the public corporation shall adopt a vote designating, from among its members, directors to serve as Class I Directors, Class II Directors and Class III Directors. Notwithstanding this subsection, the articles of organization may confer upon holders of any class or series of preference or preferred stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers, as shall be stated in the articles of organization; provided, however, that no such provision of the articles of organization which confers upon such holders any such right and which is filed with the state secretary after the effective date of this chapter shall become effective unless before its adoption it was approved by a vote of a majority in number of the directors of the public corporation.

(c) **(1)** Subsection (b) shall apply to every public corporation, whether or not notice of an annual meeting of the public corporation has been given on or prior to the effective date of this chapter, unless the board of directors of the public corporation, or the shareholders of the corporation by a vote of two-thirds of each class of stock outstanding at a meeting duly called for the purpose of the vote, shall adopt a vote providing that the corporation elects to be exempt from the provisions of subsection (b). Upon adoption of the vote, subsection (b) shall, unless otherwise provided in the vote, shall become immediately ineffective with respect to such public corporation and the provisions of section 8.05 shall become immediately effective with respect to the corporation as soon as subsection (b) of this section is no longer effective.

(2) In the event that any public corporation shall so elect by vote of the board of directors to be exempt pursuant to clause (1) the public corporation may at any time thereafter adopt a vote of its board of directors electing to be subject to subsection (b). In the event that any public corporation shall so elect by vote of two-thirds of the shareholders to be exempt pursuant to clause (1) of this subsection the public corporation may at any time thereafter by vote of two-thirds of the shareholders elect to be subject to the provisions of subsection (b). Upon adoption of the vote, subsection (b), unless otherwise provided in the vote, shall immediately become effective.

(3) If a corporation is subject to subsection (b) at the time it ceases to be a public corporation, the corporation shall nonetheless be considered to be a public corporation for purposes of this section for a period of 12 months following the date it ceased to be a public corporation.

(d) Notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, in the case of directors of a public corporation whose terms are staggered pursuant to subsection (b), shareholders may effect, by the affirmative vote of a majority of the shares outstanding and entitled to vote in the election of directors, the removal of any director or directors or the entire board of directors only for cause.

(e) Notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, in the case of directors of a public corporation whose terms are staggered pursuant to subsection (b):

(1) vacancies and newly created directorships, whether resulting from an increase in the size of the board of directors, from the death, resignation, disqualification or removal of a director or otherwise, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors;

(2) any director elected in accordance with clause (1) shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until the director's successor shall have been elected and qualified;

(3) no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director; and

(4) the number of directors of a public corporation subject to subsection (b) shall be fixed only by vote of its board of directors.

(f) As used in subsections (b) to (g), inclusive, the following words shall have the following meanings:

(1) "Annual meeting", any annual meeting of shareholders and any special meeting of shareholders in lieu of an annual meeting provided for by law, the articles of organization, bylaws or otherwise.

(2) "Cause", with respect to the removal of any director of a public corporation, only (i) conviction of a felony, (ii) declaration of unsound mind by order of court, (iii) gross dereliction of duty, (iv) commission of an action involving moral turpitude, or (v) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the public corporation.

(g) Nothing elsewhere in this section shall be considered to amend, modify or otherwise effect the validity of any of the articles of organization or bylaws of any corporation during any period that it elects not to be subject to subsection (b), whether or not currently in effect, providing for staggering the terms of directors as contemplated by subsection (a). No provision of the articles of organization or bylaws of any public corporation that is subject to subsection (b), whether or not currently in effect, shall render inapplicable any provision of subsections (b) to (g), inclusive, or require the board of directors of the corporation to adopt any vote pursuant to subsection (c). No vote adopted by a board of directors electing not to be subject to subsection (b) shall render invalid, or prevent adoption of, any amendment to the corporation's articles of organization as contemplated by section 8.05.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

2 of 2 DOCUMENTS

ANNOTATED LAWS OF MASSACHUSETTS

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 8
Subdivision A. Board of Directors

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ALM GL ch. 156D, § 8.08 (2006)

§ 8.08. Removal of Directors.

(a) Subject to subsection (b) of section 8.06 and except as otherwise provided in the articles of organization or bylaws, the shareholders may remove 1 or more directors with or without cause.

(b) If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

(c) If cumulative voting is authorized, a director may not be removed by the shareholders if the number of votes sufficient to elect him under cumulative voting is voted against his removal. If cumulative voting is not authorized, a director may be removed by the shareholders only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

(d) A director may be removed for cause by the directors by vote of the greater of (1) a majority of the directors then in office or (2) the number of directors required by the articles of organization or bylaws to take action under section 8.24, but, if a director is elected by a voting group of shareholders, only the directors elected by that voting group may participate in the vote to remove him.

(e) A director may be removed by the shareholders or the directors only at a meeting called for the purpose of removing him and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

ANNOTATED LAWS OF MASSACHUSETTS

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 10
Subdivision A. Amendment of Articles of Organization

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ALM GL ch. 156D, § 10.03 (2006)

§ 10.03. Amendment by Board of Directors and Shareholders; Exception.

If a corporation has issued shares, an amendment to the articles of organization shall be adopted in the following manner:

(a) The proposed amendment must be adopted by the board of directors.

(b) Except as provided in sections 10.05, 10.07, and 14.34, after adopting the proposed amendment the board of directors shall submit the amendment to the shareholders for their approval.

(c) The board of directors may condition its submission of the amendment to the shareholders on any basis.

(d) If the amendment is required to be approved by the shareholders, and the approval is to be given at a meeting, the corporation shall notify each shareholder, whether or not entitled to vote, of the meeting of shareholders at which the amendment is to be submitted for approval. The notice shall state that the purpose, or one of the purposes, of the meeting is to consider the amendment and shall contain or be accompanied by a copy or a summary of the amendment.

(e) Unless (1) a greater percentage vote, or action by 1 or more additional separate voting groups, is required by the articles of organization, pursuant to subsection (a) of section 7.27, by the bylaws, pursuant to section 10.21, or by the board of directors, acting pursuant to subsection (c) of section 10.03, or (2) the articles provide for a lesser percentage vote, in accordance with subsection (b) of section 7.27, approval of the amendment requires:

(1) except as otherwise provided in clause (2), the affirmative vote of two-thirds of all the shares entitled generally to vote on the matter by the articles of organization, and in addition two-thirds of the shares of any voting group entitled to vote separately on the matter by the chapter, by the articles, by the bylaws, or by action of the board of directors pursuant to subsection (c) of section 10.03, or

(2) if the amendment relates solely to (A) an increase or reduction in the corporation's capital stock of any class or series then authorized, (B) a change in its authorized shares into a different number of shares or the exchange thereof pro rata for a different number of shares of the same class or series, or (C) a change of its corporate name, the required vote shall be a majority rather than two-thirds, except that if the vote of a separate voting group is required under section 10.04, the required vote of that voting group shall remain two-thirds.

If the amendment to the articles of organization changes a quorum or voting requirement for action by the shareholders, approval by the shareholders shall satisfy not only the quorum and voting requirement then applicable for amendment of the articles but also the particular quorum or voting requirement being changed.

(f) The articles of organization of any corporation, a plan of reorganization of which, pursuant to any applicable statute of the United States relating to reorganizations of corporations, has been or shall be confirmed by the decree or order of a court of competent jurisdiction may be amended as provided in section 14.34, notwithstanding the terms of this section.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

ANNOTATED LAWS OF MASSACHUSETTS

*** CURRENT THROUGH ACT 368 OF THE 2006 LEGISLATIVE SESSION ***
*** WITH THE EXCEPTION OF ACTS 356, 360, 363, 364, and 366 ***
*** WITH LEGISLATIVE ALERTS THROUGH ACT 370 ***

PART I ADMINISTRATION OF THE GOVERNMENT
TITLE XXII CORPORATIONS
Chapter 156D Business Corporations
Part 17 Transition Provisions

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ALM GL ch. 156D, § 17.01 (2006)

§ 17.01. Application to Existing Domestic Corporations.

Except so far as such application may be inconsistent with (i) provisions still in force of any special acts of incorporation, enacted before March 11, 1831, and not subject to amendment, alteration or repeal by the general court, or (ii) chapter 156A applicable to professional corporations incorporated thereunder, this chapter shall apply to:

(1) all domestic corporations having capital stock whether established before or after the effective date of this chapter, either by general or special law, for the purpose of carrying on business for profit except corporations organized for the purpose of carrying on the business of a bank, savings bank, co-operative bank, trust company, credit union, surety or indemnity company, or safe deposit company, or for the purpose of carrying on within the commonwealth the business of an insurance company, railroad, electric railroad, street railway or trolley motor company, telegraph or telephone company, gas or electric light, heat or power company, canal, aqueduct or water company, cemetery or crematory company, any other corporations which on October 1, 1965 have or may thereafter have the right to take land within the commonwealth by eminent domain or to exercise franchises in public ways granted by the commonwealth or by any county, city or town, and corporations subject to chapter 157 and corporations subject to chapter 157A; and

(2) notwithstanding anything to the contrary in clause (1), all other corporations to which this chapter is made applicable by the express provisions of any other general or special law to the extent provided thereby.

HISTORY: 2003, 127, § 17.

NOTES:

Editorial Note

Acts 2003, 127, § 17, effective July 1, 2004, enacted this section. Sections 22 and 23 provides:

Section 22. Chapter 156D of the General Laws, as established by this act, shall apply to domestic corporations having capital stock as were established before July 1, 2004 and which were, on June 30, 2004, subject to chapter 156B of the General Laws.

Section 23. Any reference contained in the General Laws to chapter 156B or to any section of chapter 156B which has been superseded and replaced by this act shall be considered a reference to chapter 156D.

Law Reviews

Cohen and Guest, *The New Massachusetts Business Corporations Act, Chapter 127, Acts of 2003.* 88 Mass L Rev 213 (Spring, 2004).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genzyme Corporation
Incoming letter dated December 11, 2006

The proposal would amend the bylaws to provide for the election of directors by a majority of the votes cast in an uncontested election and require directors to submit an irrevocable resignation contingent upon the failure to receive a majority of the votes cast in an uncontested election and the acceptance of the resignation by the board of directors.

We are unable to concur in your view that Genzyme may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe Genzyme may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Genzyme may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Genzyme may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Genzyme has met its burden of establishing that Genzyme may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Genzyme may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

END